December 27, 2018

Karen Rossotto
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Walthausen Funds; File Nos. 333-147324, 811- 22143

Dear Ms. Rossotto:

     On October 31, 2018, Walthausen Funds (the “Trust” or “Registrant”), on behalf of Walthausen Small Cap Value Fund (the “Fund”) filed a Post-Effective Amendment No. 25 under the Securities Act of 1933 and Post-Effective Amendment No. 26 under the Investment Company Act of 1940 to the Trust’s registration statement.

     The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Krisztina Nadasdy on December 19, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1. Comment: Please confirm that there is no recoupment for waived fees.

   Response: The Registrant confirms that there is no recoupment.

Prospectus

Fee Table

2. Comment: Regarding the “Services Agreement Fees,” where are these fees reflected in the fee table, and what is included in these fees.

   Response: The Services Agreement Fees are reflected in the Other Expenses line item in the fee table. The Services Agreement Fees are described on page 7 of the prospectus as follows: “Under a Services Agreement with the Fund, the Advisor receives an additional fee of 0.45% of the Fund’s average daily net assets up to $100 million, 0.25% of the Fund’s average daily net assets between $100 million and $500 million, and 0.15% of such assets in excess of $500 million and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses.”

Expense Example

3. Comment: The expense example shows a table for “Walthausen Select Value Fund,” should this be updated to “Walthausen Small Cap Value Fund?”

   Response: Yes, The disclosure has been updated to reference the Walthausen Small Cap Value Fund.

Principal Investment Strategies

4. Comment: Please update the summary to reflect that the Fund engages in value investing.

   Response: The following disclosure has been added to the summary section of the Principal Investment Strategies disclosure:

   The Fund emphasizes a “value” investment style, investing in companies that appear under-priced according to certain financial measurements of their worth or business prospects.

5. Comment: Please describe what part of the investment strategy accounts for the acquired fund fees and expenses noted in the fee table, and whether this information should be disclosed as a principal investment strategy.

   Response: The Fund’s acquired fund fees and expenses result from the Fund’s investments in money market funds, which are used for cash management purposes. The Fund does not invest in such money market funds as a principal investment strategy.

6. Comment: Please update the 80% policy disclosure to indicate that the 80% requirement applies to net assets plus any borrowing for investment purposes.

   Response: The requested change has been made.

Principal Investment Risks

7. Comment: Regarding the “Value Investing” risks, the first sentence describes a strategy and not a risk, accordingly please move the first sentence of the paragraph, “Value investing attempts to identify companies selling at a discount to their intrinsic value,” to the strategy summary.

   Response: While the sentence in question is not an investment risk itself, the Registrant believes that it provides meaningful and appropriate context to shareholders and potential shareholders with respect to the remainder of the Value Investing Risk disclosure. Accordingly, the Registrant respectfully declines to revise the existing disclosure. The Registrant notes that additional disclosure regarding value investing was added to the strategy summary, per the response to Comment #4 above.

8. Comment: Related to “Sector Risk,” the sentence “[t]he Fund may be overweight in certain sectors at various times” is a strategy statement and should be removed from the risk section. Additionally, please indicate if the Fund expects to be overweight in a particular sector, and if so, please update the disclosure accordingly.

   Response: The Registrant respectfully declines to revise the existing disclosure.

Performance

9. Comment: Consider including a broader based index in addition to the Russell 2000 Value Index.

   Response: The Registrant declines to add another benchmark and further notes that it believes that the Fund’s existing benchmark is indeed a broad-based securities index.

The Investment Selection Process Used by the Fund

10. Comment: Please move the following sentence to the investment strategy summary, “The Fund emphasizes a “value” investment style, investing in companies that appear under-priced according to certain financial measurements of their worth or business prospects.”

     Response: Please see response to Comment #4 above.

11. Comment: Is there a starting universe that can be described so shareholders can know the starting point of the selection process?

     Response: The following disclosure has been added:

     The starting universe is small capitalization companies defined as those with market capitalizations of $2 billion or less.

Investment Adviser

12. Comment: Please disclose the Adviser’s experience in managing mutual funds.

     Response: This section already states, “Mr. Walthausen has managed the Fund since its inception.”

13. Comment: Can you explain why the following is appropriate in a management agreement: “Under the Management Agreement, the Advisor, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the assets of the Fund.”

Response: The Registrant does not believe that this is an unusual arrangement and notes that many management/advisory agreements for registered funds provide that such office facilities and equipment will be provided by the adviser at the adviser’s expense.

Pricing of Fund Shares

14. Comment: The Fund may invest in Foreign Securities, accordingly please updated this disclosure to explain the impact that investment in foreign securities could have on pricing.

     Response: The following disclosure has been provided:

     Foreign markets in which the Fund buys securities may be open on days the U.S. markets are closed, causing the Fund’s NAV to change even though the Fund is closed.

Statement of Additional Information

Additional Information About Fund Investments and Risk Considerations

15. Comment: Confirm that expenses incurred in short selling are reflected in the fee table in the prospectus.

     Response: The Registrant notes that short selling, though referenced in the SAI, is not used by the Fund. Accordingly, short sale expenses are not reflected in the Fund’s fee table.

16. Comment: Regarding Fixed Income Securities please add disclosure indicating that high yield bonds are also referred to or known as “junk bonds.”

     Response: The requested change has been made.

The Investment Advisor

17. Comment: Confirm that no 12b-1 fees will be paid for at least one year after the effective date of the registration statement.

     Response: The Registrant so confirms.

Control Persons and Principal Holders of Securities

18. Comment: EDGAR should reflect that there is a new share class at the point of the next post-effective amendment.

     Response: Disclosure regarding to Control Persons of the Fund will be provided in the Fund’s next post-effective amendment.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

Cc: JoAnn M. Strasser